UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On Oct 10, 2026, Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a Share Purchase Agreement (the “Agreement”) with Liu Qingwu, a Chinese citizen (the “Seller”) and URAY PTE. LTD. (“URAY”), a Singapore-incorporated company. Pursuant to the Agreement, the Company will acquire 70% of the equity interest in URAY from the Seller. Upon closing, URAY will become a consolidated subsidiary of the Company, and the Seller will retain the remaining 30% equity interest of URAY.

The Company will issue 500,000 restricted ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”) to Seller as the consideration, which shall be registered in the Seller’s name within ten business days after closing. The restrictions lapse on the first anniversary of issuance of such shares. In addition, the Company will establish a performance earn-out and special share plan pool of 2,500,000 Ordinary Shares for URAY’s management and employees, to be granted by URAY’s board of directors based on the achievement of agreed annual performance targets (revenue and EBITDA) over three performance years. The Company has also committed to a top-up issuance if the cumulative performance shares exceed the initial pool, subject to applicable Nasdaq and SEC rules (including shareholder approval if required). The shares are expected to be issued pursuant to exemptions from registration under Regulation S and/or Section 4(a)(2) of the Securities Act of 1933. The Company has agreed to provide URAY with unsecured shareholder loans of up to US$2 million (in two tranches of US$1 million each), bearing interest at 7% per annum. The first tranche will be funded after closing and the reorganization of URAY’s board, the completion of the intangible asset transfers, and the appointment of a CFO to URAY designated by the Company with dual-signature authority. The second tranche will be funded after URAY reaches monthly revenue of US$750,000.

Upon closing, URAY’s board of directors will consist of three members, of whom two will be designated by the Company (including the chairman) and one will be the Seller. The Company will appoint URAY’s Chief Financial Officer, who will have dual-signature authority over bank accounts. The Seller will continue in senior management under a service and non-compete agreement of at least three years. Closing is subject to customary conditions, including the accuracy of representations, completion of the asset migration, no material adverse change, and the Nasdaq and securities-law approvals and filings, if required. Either party may terminate the Agreement if the closing conditions are not satisfied or waived within 60 days after signing of the Agreement. The Agreement is governed by the laws of the People’s Republic of China and disputes will be resolved by arbitration before the Shenzhen Court of International Arbitration.

The foregoing description of the Agreement is only a summary of its terms. It does not purport to be complete and is qualified in its entirety by reference to the Agreement. An English translation of the Agreement is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Item 8.01. Other Events.

On October 13, 2026, the Company issued a press release announcing the acquisition of URAY PTE. LTD., a copy of which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description
10.1	English Translation of Share Purchase Agreement by and among Skillful Craftsman Education Technology Limited, Liu Qingwu and URAY PTE. LTD. dated October 10, 2026,
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: October 13, 2026